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SEC FILE NUMBER
8- 51139

ANNUAL REPORTS
FORM X-17A-5
PART III ✳

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING <u>January 1, 2022</u> AND ENDING <u>December 31, 2022</u>
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: _____ Berman Capital, LLC _____

TYPE OF REGISTRANT (check all applicable boxes):

☐ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

  ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no .)

435 Hill Street
(No. and Street)

San Francisco	California	94114
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Marc L. Berman	(415) 345-1480	marc@bermancap.com
(Name)	(Area Code - Telephone Number)	(Email Address)

B.   ## ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cropper Accountancy Corporation
(Name - if individual, state last, first, and middle name)

2700 Ygnacio Valley Road Suite 270	Walnut Creek	California	94598
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) _____   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-S(e)(I)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid 0MB control number.



OATH OR AFFIRMATION

I, Marc I. Berman, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm Berman Capital, LLC as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: Managing Member

_____

Notary Public

This filing contains (check all applicable boxes):**

(a) Statement of financial condition.

(b) Notes to statement of financial condition.

(c) Statement of Operations.

(d) Statement of cash flows .

(e) Statement of changes in member's equity .

(f) Statement of changes in liabilities subordinated to claims of creditors .

(g) Notes to financial statements.

(h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1,as applicable.

(i) Computation of tangible net worth under 17 CFR 240.18a-2.

(j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3 .

(k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

(l) Computation for Determination of PAB Requirements under Exhibit A to§ 240.15c3-3.

(m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

(n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

(o) Reconciliations, including appropriate explanations , of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

(p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

X (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

(r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

(s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

(t) Independent public accountant's report based on an examination of the statement of financial condition.

(u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

(v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

(w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

X (x) Supplemental reports on applying agreed-upon procedures , in accordance with 17 CFR 240.15c3-l e or 17 CFR 240.17a-12, as applicable.

(y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit , or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

*(**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3} or 17 CFR 240.18a-7{d)(2}, as applicable.*

CALIFORNIA ALL- PURPOSE
CERTIFICATE OF ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of _California_ }

County of _San Francisco_ }

On _Feb 22nd 2023_ before me, _Niraj Patel (Notary Public)_ ,
(Here insert name and title of the officer)

personally appeared _Marc Leslie Berman_ ,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

_____
Notary Public Signature

(Notary Public Seal)

NIRAJ PATEL
COMM. # 2415750
NOTARY PUBLIC - CALIFORNIA
SAN FRANCISCO COUNTY
MY COMM. EXP. SEP. 14, 2026

ADDITIONAL OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

_____
(Title or description of attached document)

_____
(Title or description of attached document continued)

Number of Pages _____ Document Date_____

CAPACITY CLAIMED BY THE SIGNER
- ☐ Individual (s)
- ☐ Corporate Officer

  _____
  (Title)
- ☐ Partner(s)
- ☐ Attorney-in-Fact
- ☐ Trustee(s)
- ☐ Other_____

INSTRUCTIONS FOR COMPLETING THIS FORM

This form complies with current California statutes regarding notary wording and, if needed, should be completed and attached to the document. Acknowledgments from other states may be completed for documents being sent to that state so long as the wording does not require the California notary to violate California notary law.

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public for acknowledgment.
- Date of notarization must be the date that the signer(s) personally appeared which must also be the same date the acknowledgment is completed.
- The notary public must print his or her name as it appears within his or her commission followed by a comma and then your title (notary public).
- Print the name(s) of document signer(s) who personally appear at the time of notarization.
- Indicate the correct singular or plural forms by crossing off incorrect forms (i.e. he/she/they, is /are) or circling the correct forms. Failure to correctly indicate this information may lead to rejection of document recording.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different acknowledgment form.
- Signature of the notary public must match the signature on file with the office of the county clerk.
  - ❖ Additional information is not required but could help to ensure this acknowledgment is not misused or attached to a different document.
  - ❖ Indicate title or type of attached document, number of pages and date.
  - ❖ Indicate the capacity claimed by the signer. If the claimed capacity is a corporate officer, indicate the title (i.e. CEO, CFO, Secretary).
- Securely attach this document to the signed document with a staple.



2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors
of Berman Capital, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2022. Management of Berman Capital, LLC (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2022, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 14, 2023

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001
General Assessment Reconciliation

For the fiscal year ended __12-31-2022__
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

SIPC-7

(36-REV 12/18)

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no, and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

BERMAN CAPITAL, LLC
435 HILL STREET
SAN FRANCISCO, CA 94114

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

MARC BERMAN 415-345-1480

2. A. General Assessment (Item 2e from page 2) .... $ 0

   B. Less payment made with SIPC-6 filed (exclude interest) .... (0)

   _____
   Date Paid

   C. Less prior overpayment applied .... (0)

   D. Assessment balance due or (overpayment) 0

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum 0

   F. Total assessment balance and interest due (or overpayment carried forward) .... $ 0

   G. PAYMENT: √ the box
   Check mailed to P.O. Box ☑ Funds Wired ☐ ACH ☐
   Total (must be same as F above) .... $ 0

   H. Overpayment carried forward .... $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):
   N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dated the __28TH__ day of __JANUARY__, 20 __23__.

BERMAN CAPITAL, LLC #45706
_____
(Name of Corporation, Partnership or other organization)
_____
(Authorized Signature)
PRINCIPAL
_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

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